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                                                                   EXHIBIT (b) 1

                           PHONETEL TECHNOLOGIES, INC.
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

                                  INTRODUCTION

The following unaudited pro forma combined condensed financial information gives effect to the acquisition of all the outstanding shares of common stock of International Payphones, Inc. (a South Carolina corporation), International Payphones, Inc. (a Tennessee corporation) (collectively "IPP"), companies affiliated through common ownership and management, and Paramount Communications Systems, Inc., (a Florida corporation) ("Paramount") for (i) $13,115,040; (ii) 555,589 shares of the Company's Common Stock, par value $.01 ("Common Stock");
(iii) 13,786 shares of 14% Redeemable Convertible Preferred Stock, $60 stated value, ("14% Preferred") immediately convertible into 137,860 shares of Common Stock; (iv) warrants to purchase 297,781 shares of the Company's Common Stock at a nominal exercise price per share ("Nominal Value Warrants"); and (v) assumption of liabilities aggregating $2,490,622. The purchase price included four five year Non-compete Agreements, with an aggregate value of $110,000, with three of IPP's and one of Paramount's former officers.

The acquisitions are being accounted for as a purchase and, therefore, are included in the Unaudited Pro Forma Combined Condensed Balance Sheet as if the transaction had occurred on December 31, 1995 and in the Unaudited Pro Forma Combined Condensed Statement of Operations as if the transaction had occurred on January 1, 1995, and giving effect to the pro forma adjustments described therein.

In a transaction consummated concurrent with the IPP and Paramount acquisitions, the Company borrowed $30,530,954 (out of a total credit facility ("Credit Facility") commitment of $37,250,000) from Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. (collectively known as "Lenders"). The initial borrowings under the Credit Facility were used to complete the Paramount and IPP acquisitions, to repay $8,503,405 of outstanding debt and $3,173,931 of the outstanding obligations under capital leases, to redeem the 10% Cumulative Redeemable Preferred Stock ("10% Preferred"), 8% Cumulative Redeemable Preferred Stock ("8% Preferred"), and 7% Cumulative Convertible Redeemable Preferred Stock ("7% Preferred"), and to pay related transactions fees.

The Credit Facility requires monthly interest payments at the Alternate Base Rate (as defined therein) plus 5% and contains various covenants restricting the Company's ability to pay dividends or incur additional debt, among other conditions, and also contains financial covenants requiring minimum net worth, working capital and earnings before interest, depreciation and amortization among other covenants. The Credit Facility also contains a subjective acceleration clause which states that in the event of a material adverse change in the business, as determined by the Lenders, the Lenders can call the debt at their discretion. The Lenders have waived their right to exercise this subjective acceleration clause through April 1, 1997. Principal payments commence September 1997, and continue quarterly through June 1999 at which time the remaining principal balance is due. The amount of the principal payment is contingent upon numerous factors, including the borrowing base and cash flow of the Company. Based on amounts borrowed at March 31, 1996, the estimated principal payment in September 1997 would be $612,500, increasing to $975,000, quarterly for 1998.

                               page 4 of 11 pages


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                                                                  EXHIBIT (b) 1

                           PHONETEL TECHNOLOGIES, INC.
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

                            INTRODUCTION (CONTINUED)

All of the Company's installed telephones are pledged as collateral to the Credit Facility. The majority of the Credit Facility (currently $29,000,000) can be converted into Series B Special Convertible Preferred Stock ("Series B Preferred"), at the ratio of 833 shares for each $100,000 in outstanding debt and accrued interest. Additionally, the Lenders received warrants to purchase 204,824 shares of Series A Special Convertible Preferred Stock ("Series A Preferred"), at an exercise price of $0.20 per share for the initial borrowings under the Credit Facility. Each share of Series A Preferred and Series B Preferred is convertible into 20 shares of Common Stock. The debt under the Credit Facility was initially recorded net of an allocation of the fair value of the warrants, such fair value was determined using the Black-Scholes valuation model. The Company has estimated the quarterly non-cash interest expense will be in excess of $480,000.

The Unaudited Pro Forma Combined Condensed Statement of Operations includes the acquisitions of IPP and Paramount and also gives effect to the acquisitions completed in 1995, as follows: (i) the acquisition completed on October 16, 1995, of all the outstanding shares of common stock of Public Telephone Corporation (an Indiana corporation) ("Public") with the assets consisting of 1,200 installed phones for a purchase price of 224,879 unregistered shares of Common Stock and assumption of approximately $2,800,000 in outstanding debt and liabilities. In connection with the acquisition of Public, the Company entered into five year non-compete agreements with two Public's former owners which required both cash payments and the issuance, in the aggregate, of 80,000 shares of the Company's Common Stock; and (ii) the merger completed on September 22, 1995, with World Communications, Inc. (a Missouri corporation) ("World") with the Company acquiring 3,237 installed phones for a purchase price consisting of the assumption of approximately $6,900,000 in debt and outstanding liabilities and the issuance of 402,500 unregistered shares of Common Stock and 503,534 shares of the Company's 10% Cumulative Non-Voting Redeemable Preferred Stock ("10% Preferred"). (On June 27, 1996, the shareholders of the Company approved the conversion of the 10% Preferred into Common Stock at an exchange ratio of 1 share for 1.6667 shares of Common Stock. On June 28, 1996 the Company converted the outstanding 10% Preferred into 884,214 shares of Common Stock.) In connection with the merger of World, the Company entered into two year non-compete and employment agreements with three of World's former officers requiring, in the aggregate, payment of $625,000 over a two year period.

The unaudited combined condensed pro forma information presented herein may not be indicative of the results that actually would have occurred if the acquisition had occurred on the date indicated, or which may be obtained in the future. The unaudited pro forma combined financial information should be read in conjunction with the historical financial statements of the Registrant, IPP and Paramount.

                               page 5 of 11 pages